As filed with the Securities and Exchange Commission on February 1, 2011

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

TOTAL S.A.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

THE REPUBLIC OF FRANCE

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares, each American Depositary Share representing Ordinary Shares, of TOTAL S.A.	500,000,000 American Depositary Shares	$5.00	$25,000,000	$2,902.50

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 16, 17, 20, and 21

securities

(iii)  The collection and distribution of dividends

Articles number 3, 5, 11, 13, 14, 15, 19, 20, and 24

(iv)  The transmission of notices, reports and proxy

Articles number 12, 16, 17, 18, 20,

soliciting material

and 21

(v)  The sale or exercise of rights

Articles number 12, 14, 15, 20, and 24

(vi)  The deposit or sale of securities resulting from

Articles number 11, 15, and 16

dividends, splits or plans of reorganization

(vii)  Amendment, extension or termination of the

Articles number 23 and 24

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 17 and 18

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to transfer or

Articles number 2, 3, 4, 5, 6, 8, and

withdraw the underlying securities

25

(x)  Limitation upon the liability of the depositary

Articles number 12, 14, 20, 21, and 24

3.  Fees and Charges

Articles number 7, 11, 12, 23, and 24

Item – 2.

Available Information

Public reports furnished by issuer

Article number 17

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of October 30, 1991, as amended and restated on September 30, 1993, as further amended and restated as of May 6, 1999, as further amended and restated as of June 21, 1999, as amended and restated as of August 7, 2003, and as further amended and restated as of March 4, 2008, among TOTAL S.A., The Bank of New York Mellon as Depositary, and all Holders from time to time of American Depositary Shares issued thereunder. – Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. – Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466. – Filed herewith as Exhibit 5.

f.

Power of Attorney. – Filed herewith as Exhibit 7.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 1, 2011.

Legal entity created by the agreement for the issuance of American Depositary Shares for Ordinary Shares, of TOTAL S.A.

By:

The Bank of New York Mellon,

  As Depositary

By:  /s/ Joanne F. Di Giovanni

Name:  Joanne F. Di Giovanni

Title:    Managing Director

Pursuant to the requirements of the Securities Act of 1933, TOTAL S.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Paris, France on February 1, 2011.

TOTAL S.A.

By:  /s/ Jérôme Schmitt

Name: Jérôme Schmitt

Title:   Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on Febraury 1, 2011.

	*	*
	Christophe de Margerie	Patrick de La Chevardière
	Chairman and Chief Executive Officer (Principal Executive Officer)	Executive Vice President, Chief Financial Officer (Principal Financial Officer)

	*	_________________________________
	Dominique Bonnet	Patrick Artus
	Chief Accounting Officer (Principal Financial Officer)	Director

	*	_________________________________
	Patricia Barbizet	Daniel Bouton
	Director	Director

	*	*
	Gunnar Brock	Claude Clément
	Director	Director

	*	*
	Bertrand Collomb	Paul Desmarais Jr.
	Director	Director

	*	*
	Thierry Desmarest	Bertrand Jacquillat
	Director	Director

	*	_________________________________
	Anne Lauvergeon	Lord Levene of Portsoken
	Director	Director

	*	*
	Claude Mandil	Michel Pébereau
	Director	Director

	*	*
	Thierry de Rudder	Robert Hammond
	Director	Authorized Representative in the United States

By:	/s/ Jérôme Schmitt
Name: Jérôme Schmitt
*Attorney-in-fact

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Deposit Agreement dated as of October 30, 1991, as amended and restated on September 30, 1993, as further amended and restated as of May 6, 1999, as further amended and restated as of June 21, 1999, as amended and restated as of August 7, 2003, and as further amended and restated as of March 4, 2008, among TOTAL S.A, The Bank of New York Mellon as Depositary, and all Holders from time to time of American Depositary Shares issued thereunder.

4

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

5

Certification under Rule 466.

7

Power of Attorney.